UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                 POWERLINX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    73933F204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 22, 2006
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d - 1(b)
                               |X| Rule 13d - 1(c)
                               |_| Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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        CUSIP No. 73933F204                            13G                              Page 2 of 5 pages
------------------------------------- -------------------------------------- ---------------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RIT CAPITAL PARTNERS PLC

--------- ----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                             (a)   |_|

                                                                                             (b)   |_|
--------- ----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND AND WALES

--------- ----------------------------------------------------------------------------------------------------------------

                           5    SOLE VOTING POWER
        NUMBER                  OF 307,368 (includes 202,429 shares of Common
                                Stock issuable upon conversion of convertible
        SHARES                  debentures and 104,939 shares of Common Stock
                                issuable upon exercise of warrants, based on an
      BENEFICIALLY              initial reference price of $0.038 and after
                                giving effect to the 50-1 reverse
        OWNED BY                stock split of Powerlinx, Inc. (the "Reverse Split")

          EACH             ---- ------------------------------------------------------------------------------------------
                           6    SHARED VOTING POWER
        REPORTING               NONE
                           ---- ------------------------------------------------------------------------------------------
         PERSON            7    SOLE DISPOSITIVE POWER
                                307,368 (includes 202,429 shares of Common Stock
          WITH                  issuable upon conversion of convertible
                                debentures and 104,939 shares of Common Stock
                                issuable upon exercise of warrants, based on an
                                initial reference price of $0.038 and after
                                giving effect to the Reverse Split)
                           ---- ------------------------------------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                NONE
--------- -----------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          307,368 (includes 202,429 shares of Common Stock issuable upon conversion of convertible debentures and 104,939 shares of Common
          Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the Reverse
          Split)

--------- -----------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------- -----------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.1%

--------- -----------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------------------


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Item 1(a)                  Name of Issuer:

                                    POWERLINX, INC.

Item 1(b)                  Address of Issuer's Principal
                           Executive Offices:

                                    1700 66TH ST. NORTH, SUITE 300
                                    ST. PETERSBURG, FLORIDA 33710

Item 2(a)                  Name of Person Filing:

                                    RIT CAPITAL PARTNERS PLC

Item 2(b)                  Address of Principal Business
                           Office or, if None, Residence:

                                    27 ST. JAMES PLACE
                                    LONDON SW1A 1NR, ENGLAND

Item 2(c)                  Citizenship/Place of Organization:

                                    ENGLAND AND WALES

Item 2(d)                  Title of Class of Securities:

                                    COMMON STOCK, $.001 PAR VALUE

Item 2(e)                  CUSIP Number:

                                    73933F204

Item 3                     Not applicable.

Item 4                     Ownership.

                           (a) Amount Beneficially Owned:307,368 SHARES(1)

                           (b) Percent of Class:6.1%

                           (c) Number of shares as to which such person has:

----------------------------
(1) INCLUDES 202,429 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE DEBENTURES AND 104,939 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS, BASED ON AN INITIAL REFERENCE PRICE OF $0.038 AND AFTER GIVING EFFECT TO THE 50-1 REVERSE STOCK SPLIT OF POWERLINX, INC.


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                                    (i)     sole power to vote or to direct the
                                            vote: 307,692 SHARES

                                    (ii)    shared power to vote or to direct
                                            the vote: NONE

                                    (iii)   sole power to dispose or to direct
                                            the disposition of: 307,368 SHARES

                                    (iv)    shared power to dispose or to direct
                                            the disposition of: NONE

Item 5                     Ownership of Five Percent or Less of a
                           Class:

                                    NOT APPLICABLE.

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person:

                                    NOT APPLICABLE.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                    NOT APPLICABLE.

Item 8                     Identification and Classification of
                           Members of the Group.

                                    NOT APPLICABLE.

Item 9                     Notice of Dissolution of Group.

                                    NOT APPLICABLE.

Item 10                    Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 2006

                                            RIT CAPITAL PARTNERS PLC


                                            By: /s/ D.F. Connon
                                                --------------------------------
                                                Name:  D.F. Connon
                                                Title: Alternate Director


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